UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CC Media Holdings, Inc.
(Name of Issuer)
Class A Common Stock, $0.001 par value
(Title of Class of Securities)
12502P102
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	12502P102	13G	Page	2	of	6	Pages

1.	NAMES OF REPORTING PERSONS Thomas H. Lee Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		59,523,058[1]

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8.	SHARED DISPOSITIVE POWER

59,523,058[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

59,523,058[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

71.6%[2]

12.	TYPE OF REPORTING PERSON

OO
1 Represents 555,556 shares of the Issuer’s Class B common stock, $0.001 par value, owned by Clear Channel Capital IV, LLC and 58,967,502 shares of the Issuer’s Class C common stock, $0.001 par value, owned by Clear Channel Capital V, L.P. Subject to certain limitations set forth in the Issuer’s Certificate of Incorporation, each share of the Issuer’s Class B common stock and Class C common stock is convertible, at the election of the holder thereof, into one share of the Issuer’s Class A common stock at any time. With respect to all matters upon which the Issuer’s stockholders are entitled to vote, every holder of outstanding shares of the Issuer’s Class A common stock will be entitled to cast one vote for each share of Class A common stock and every holder of outstanding shares of the Issuer’s Class B common stock will be entitled to cast, for each share of Class B common stock, a number of votes equal to the number obtained by dividing (i) the sum of total number of shares of Class B common stock outstanding as of the record date for such vote and the number of Class C common stock outstanding as of the record date for such vote by (ii) the number of shares of Class B common stock outstanding as of the record date for such vote. Except as otherwise required by law, the holders of outstanding shares of Class C common stock will not be entitled to any votes upon any questions presented to the stockholders of the Issuer.
2 The percentage is based upon 23,618,829 shares of the Issuer’s Class A common stock, 555,556 shares of the Issuer’s Class B common stock and 58,967,502 shares of the Issuer’s Class C common stock outstanding as of November 7, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

CUSIP No.:	12502P102	13G	Page	3	of	6	Pages
Schedule 13G
Item 1.
     (a) Name of Issuer:
          CC Media Holdings, Inc.
     (b) Address of Issuer’s Principal Executive Offices:
          200 East Basse Road
          San Antonio, Texas 78209
Item 2.
     (a) Name of Person Filing:
     The name of the person filing is Thomas H. Lee Advisors, LLC. The party listed in the immediately preceding sentence is referred to as a “Reporting Person.”
     Clear Channel Capital IV, LLC (“CC IV”) directly beneficially owns 555,556 shares of the Issuer’s Class B common stock. Subject to certain limitations set forth in the Issuer’s Third Amended and Restated Certificate of Incorporation, each share of Class B common stock is convertible, at the election of the holder thereof, into one share of Class A common stock at any time. With respect to all matters upon which the Issuer’s stockholders are entitled to vote, every holder of outstanding shares of the Issuer’s Class A common stock will be entitled to cast one vote for each share of Class A common stock and every holder of outstanding shares of the Issuer’s Class B common stock will be entitled to cast, for each share of Class B common stock, a number of votes equal to the number obtained by dividing (i) the sum of total number of shares of Class B common stock outstanding as of the record date for such vote and the number of Class C common stock outstanding as of the record date for such vote by (ii) the number of shares of Class B common stock outstanding as of the record date for such vote. The shares directly beneficially owned by CC IV may be deemed to be indirectly beneficially owned by Thomas H. Lee Advisors, LLC (“THLA”), which is the general partner of Thomas H. Lee Partners, L.P. (“THLP”), which is the sole member of THL Equity Advisors VI, LLC (“THL Advisors”), which is the general partner of Thomas H. Lee Equity Fund VI, L.P. (the “THL Fund”), which holds 50% of the limited liability company interests in CC IV.
     Clear Channel Capital V, L.P. (“CC V”) directly beneficially owns 58,967,502 shares of the Issuer’s Class C common stock. Subject to certain limitations set forth in the Issuer’s Third Amended and Restated Certificate of Incorporation, each share of Class C common stock is convertible, at the election of the holder thereof, into one share of Class A common stock at any time. Except as otherwise required by law, the holders of outstanding shares of Class C common stock will not be entitled to any votes upon any questions presented to the stockholders of the Issuer. The shares directly beneficially owned by CC V may be deemed to be indirectly beneficially owned by THLA, which is the general partner of THLP, which is

CUSIP No.:	12502P102	13G	Page	4	of	6	Pages
the sole member of THL Advisors, which is the general partner of each of the THL Fund and THL Equity Fund VI Investors (Clear Channel), L.P., which hold collectively 50% of the limited partnership interests in CC V. THL Advisors also holds 50% of the limited liability company interests in CC V Manager, which is the general partner of CC V. THLA expressly disclaims beneficial ownership of any securities owned beneficially or of record by any person or persons other than itself for purposes of Section 13(d)(3) and Rule 13d-3 of the Securities Exchange Act of 1934.
     (b) Address of Principal Business Office:
     The principal business address of Thomas H. Lee Advisors, LLC, is c/o Thomas H. Lee Partners, L.P.,100 Federal Street, Boston, Massachusetts, 02110.
     (c) Citizenship:
     Thomas H. Lee Advisors, LLC is a Delaware limited liability company.
     (d) Title of Class of Securities:
     Class A Common Stock, $0.001 par value
     (e) CUSIP Number:
     12502P102
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):
     Not Applicable.
Item 4. Ownership.
(a) through (c):
The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover page to this Schedule 13G.
Item 5. Ownership of Five Percent or Less of a Class.
     Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not Applicable.

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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
     Not applicable.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 17, 2009

THOMAS H. LEE ADVISORS, LLC
By:	/s/ Kent Weldon
	Name:	Kent Weldon
	Title:	Managing Director